Exhibit 99.1

Release:	IMMEDIATE RELEASE

Contact:	Cecilia Au-Yeung
Global-Tech Advanced Innovations Inc.
Telephone: Hong Kong (852) 2814-0601
investorrelations@global-webpage.com

Web Page:	http://global-webpage.newshq.businesswire.com

GLOBAL-TECH ADVANCED INNOVATIONS ANNOUNCES EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Hong Kong, February 5, 2016 — Global-Tech Advanced Innovations Inc. (NASDAQ: GAI) (the “Company”) today announced that it has called an extraordinary general meeting of its shareholders (the “EGM”), to be held on March 17, 2016 at 10:30 a.m. (Hong Kong time), at 12/F., Kin Teck Industrial Building, 26 Wong Chuk Hang Road, Aberdeen, Hong Kong, to consider and vote on, among other matters, the proposal to authorize and approve the previously announced agreement and plan of merger dated as of December 4, 2015 (the ‘‘Merger Agreement’’), among the Company, Timely Star Limited (“Parent”) and Timely Merit Limited (“Merger Sub”), the articles of merger and plan of merger required to be filed with the Registrar of Corporate Affairs of the British Virgin Islands as provided in Section 171(2) of the BVI Companies Act, 2004 of the British Virgin Islands (together, the “Plan of Merger”), and the transactions contemplated thereby, including the Merger (as defined below).

Pursuant to the Merger Agreement and the Plan of Merger, Merger Sub will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation. If completed, the proposed Merger would result in the Company becoming a privately-held company and the ordinary shares of the Company will no longer be listed on the Nasdaq Stock Market LLC. The Company’s board of directors, acting upon the unanimous recommendation of a special committee of the Company’s board of directors composed entirely of independent directors who are unaffiliated with Parent, Merger Sub or any member of the buyer group or management of the Company, authorized and approved the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Merger) and resolved to recommend that the Company’s shareholders vote FOR, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Merger).

Shareholders of record at the close of business in the British Virgin Islands on February 22, 2016 will be entitled to attend and vote at the EGM. Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3, as amended, and the definitive proxy statement attached as Exhibit (a)-(1) thereto, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (www.sec.gov). Requests for additional copies of the definitive proxy statement should be directed to American Stock Transfer & Trust Company, LLC, the Company’s proxy solicitor, at +1-800-934-5449. SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

Kin Teck Industrial Building

12/F • 26 Wong Chuk Hang Road

Aberdeen, Hong Kong

(852) 2814-0601
(852) 2873-0591

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About Global-Tech Advanced Innovations Inc.

Global-Tech Advanced Innovations Inc. is a holding company, owning subsidiaries that manufacture and market electronic components and other related products, such as complementary metal oxide semiconductor (CMOS) camera modules (CCMs). The primary focus of its subsidiaries is to develop and market high-quality products for the communications industry in China and export such products to markets in other countries throughout the world.

Safe Harbor: Forward-Looking Statement

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, among others, those concerning expected benefits and costs of the proposed Merger; management plans relating to the Merger; the expected timing of the completion of the Merger; the parties’ ability to complete the Merger considering the various closing conditions, including any conditions related to regulatory approvals, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

For further information, please contact:

Ms. Cecilia Au-Yeung

Global-Tech Advanced Innovations Inc.

Telephone: +852-2814-0601

Email: investorrelations@global-webpage.com

Kin Teck Industrial Building

12/F • 26 Wong Chuk Hang Road

Aberdeen, Hong Kong

(852) 2814-0601
(852) 2873-0591